Exhibit 99.2

Media Contact :	Investor Contact :
Divya Anand Tata Communications +91 8976068777 divya.anand@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 9819162113 mahesh.singh@tatacommunications.com

H1 consolidated revenues up by 26% and EBITDA increased by 21% YoY

Q2 FY2013 Global Voice Services Net Revenues up 20% YoY

Q2 FY2013 Global Data Services Gross Revenues up 25% YoY

•	Q2 FY 2012 Consolidated gross revenues up 27%

•	Global voice services continues to grow faster than the industry average

•	Global data services continue to see good demand traction with strong pipeline build up

•	Startup Businesses maintains double digit EBITDA margins

Mumbai (BSE, NSE) & New York (NYSE) - November 6th 2012 - Tata Communications today announces its financial results for the quarter and half year - ended September 30th 2012.

Q2 FY2013

Consolidated gross revenues showed an increase of 27% at Rs. 42,710 million (USD 774 million @avg. Fx of INR/USD 55.21) in Q2 FY2013 from Rs. 33,736 million (USD 738 million @avg. Fx of INR/USD 45.74) in the corresponding quarter last year. Core Business revenues were up by 30% at Rs. 37,840 million (USD 685 million) from Rs. 29,079 million (USD 636 million) in Q2 FY2012.

Global Voice Services (GVS) continued to post an increase in revenues and carried a total of 15.3 bn voice minutes during the quarter as compared to 13.1 bn minutes in the same quarter last year. Global Data Services (GDS) also posted a revenue growth of 25% to Rs. 16,703 million (USD 303 million) in Q2 FY2013 from Rs.13,321 million (USD 291 million) in Q2 FY2012.

The company’s Startup Businesses, comprising primarily of Neotel, witnessed a 5% rise in revenues to Rs. 4,870 million ZAR 729 million @ avg. Fx of INR/ZAR 6.68), up from Rs. 4,657 million (ZAR 724 million @ avg. Fx of INR/ZAR 6.43) in Q2 FY2012. Growth in operating profit maintained its momentum with EBITDA margins standing at 10.6% in Q2 FY2013 as against 2.0% in Q2 FY2012.

H1 FY2013

Consolidated Gross Revenues stood at Rs. 83,784 million (USD 1,535 million @avg. Fx of INR/USD 54.60) in H1 FY2013 from Rs. 66,307 million (USD 1,466 million @avg. Fx of INR/USD 45.23) last year; showing an increase of 26%. The Core Business delivered revenue growth of 28% at Rs. 74,305 million (USD 1,361 million) from Rs. 57,842 million (USD 1,279 million) in the corresponding period last year.

The GVS business registered a total of 31bn voice minutes, thereby growing faster than the industry, from 27 bn minutes in H1 FY2012. GDS revenues posted a growth of 26% at Rs. 32,682 million (USD 599 million) in H1 FY2013 as compared to Rs. 25,961million (USD 574 million) in H1 FY2012.

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©2011 Tata Communications Ltd. All Rights Reserved.

TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

In the Startup Business, revenues stood 12% higher at Rs. 9,479 million (ZAR 1,421 million @ avg. Fx of INR/ZAR 6.67) from Rs. 8,465 million (ZAR 1,302 million @ avg. Fx of INR/ZAR 6.50) in H1 FY2012. EBITDA margins at Neotel stood at 11.7% in H1 FY2013 as opposed to 5.8% in the comparable period last year.

Commenting on the performance of Q2 & H1 FY2013, Vinod Kumar, MD and Group CEO, Tata Communications, said, “We have sustained top-line momentum in an environment that has continued to be challenging, globally. The size and scale of our Core Business has been growing consistently, benefiting from a combination of our investments in global infrastructure and our innovative approach to clients’ needs across business lines and geographies. We are enthused by the potential we see in the emerging markets and are committed to developing a leadership business in these regions. Our efforts to drive sales at Neotel are bearing visible results while our initiatives at streamlining operations have fundamentally strengthened the business and its ability to deliver strong results.”

Corporate highlights from the past three months

•

Tata Communications Banking InfraSolutions (TCBIL), a wholly-owned subsidiary of Tata Communications recently signed a contract to deploy and manage nearly 14,000 ATMs for all public sector banks across Tamil Nadu & Puducherry, West Bengal, Andaman & Nicobar islands and Andhra Pradesh. With this, TCBIL manages almost 27,000 ATMs across the country and has earned the distinction of India’s largest managed ATM services provider. It also manages over 55% of POS traffic in India and over 550,000 card transactions daily.

•

Tata Communications was chosen by Cargotec, the world’s leading provider of cargo handling solutions for ships, ports, terminals and local distribution, to deliver Wide Area Network (WAN) connectivity to over 150 Cargotec sites globally through Tata Communications’ round-the-world fibre optic cable network. The agreement also allows Cargotec to extend its network wherever the business grows.

•

Tata Communications appointed Rangu Salgame as the Chief Executive Officer of its Growth Ventures business. Rangu joined Tata Communications’ Global Management Council and will lead the Company’s global high growth businesses with an initial portfolio that includes data centre, cloud, cyber security, media and entertainment.

•	Neotel, in conjunction with the Cape Town International Convention Centre (CTICC) launched South Africa’s second public TelePresence room.

AWARDS & RECOGNITION

•

Tata Communications was conferred with the 2012 Frost & Sullivan Asia Pacific Managed Enterprise Video Service Provider of the Year award. This award is presented each year to the company that exhibits excellence in growth strategy and implementation, degree of innovation with new products and technologies, leadership in customer value and market penetration.

•

Tata Communications is positioned in the Challenger quadrant on the Gartner Magic Quadrant for Global Network Service Providers, 2012. The Company believes that it has a compelling portfolio of network as well as collaboration and managed services. Tata Communications has developed a world-class infrastructure and competence in service delivery, support and coverage in major as well as difficult geographies. The Company remains poised to provide cost-effective, innovative and top-notch connectivity solutions to enterprises, anywhere their business takes them across the globe.

www.tatacommunications.com

©2011 Tata Communications Ltd. All Rights Reserved.

TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

•	Tata Communications received the V&D100 Top International Long Distance Provider award for the Year 2011- 12, for the fourth consecutive year.

•	Tata Communications also won the Best Global Wholesale Offering Award at the 2011 Capacity Awards, for the third year in a row.

A presentation providing the definitions and a detailed analysis of the results for the quarter ended September 30th, 2012 has been uploaded on the Tata Communications website and can be accessed at www.tatacommunications.com/downloads/investors/analyst/Investor_Presentation_Q2FY13.pdf

Ends…

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited)

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

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Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

www.tatacommunications.com

©2011 Tata Communications Ltd. All Rights Reserved.

TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.